Exhibit 99.8
2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21
Catherine ENCK
Tel. 33 (1) 47 44 37 76
Patricia MARIE
Tel. 33 (1) 47 44 45 90
Paul FLOREN
Tel. : 33 (1) 47 44 45 91
Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49
Bertille ARON
Tel. : 33 (1) 47 44 67 12
Mary DWYER
Tel.: 33 (1) 47 44 21 19
Isabelle CABROL
Tel. : 33 (1) 47 44 64 24
Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55
Franklin BOITIER
Tel. : 33 (1) 47 44 59 81
Philippe GATEAU
Tel. : 33 (1) 47 44 47 05
TOTAL S.A.
Capital 6 139 395 400 euros
542 051 180 R.C.S. Nanterre
www.total.com
Total reports sharply higher 2005 results
● +31% to 12.0 billion for adjusted net income[1] in euros

● +35% to 20.33 for adjusted earnings per share in euros
Investments increased by 26% in 2005 to 11.2 billion euros
Solid reserve replacement rate2 of 120% in 2005
Proposed 2005 dividend of 6.483 euros per share, a 20% increase
● Results expressed in dollars4-5

4th Quarter 2005			Full year 2005

3.63 B$	+6%	Adjusted net income[1]	14.93 B$	+31%

6.18 $/share	+8%		25.29 $/share	+35%

2.78 B$	-43%	Net income	15.3 B$	+13%

● Results in euros5

4th Quarter 2005			Full year 2005

3.05 B€	+16%	Adjusted net income[1]	12.00 B€	+31%

5.20 €/share	+18%		20.33 €/share	+35%

2.34 B€	-37%	Net income	12.3 B€	+13%

[1]	adjusted net income = net income using replacement cost (Group share) adjusted for special items and excluding Total’s share of amortization of intangibles related to the Sanofi-Aventis merger

[2]	reserve replacement rate for the Group (consolidated subsidiaries and equity affiliates), excluding the impact of changing prices and based on a 40 $/b scenario

[3]	including the interim dividend of 3 euros per share paid on November 24, 2005

[4]	dollar amounts represent euro amounts converted at the average €/$ exchange rate for the period (1.1884 dollars per euro in the fourth quarter 2005, 1.2977 in the fourth quarter 2004, 1.2441 for 2005 and 1.2439 for 2004)

[5]	percent changes are relative to the same period in 2004

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21
Catherine ENCK
Tel. 33 (1) 47 44 37 76
Patricia MARIE
Tel. 33 (1) 47 44 45 90
Paul FLOREN
Tel. : 33 (1) 47 44 45 91
Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49
Bertille ARON
Tel. : 33 (1) 47 44 67 12
Mary DWYER
Tel.: 33 (1) 47 44 21 19
Isabelle CABROL
Tel. : 33 (1) 47 44 64 24
Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55
Franklin BOITIER
Tel. : 33 (1) 47 44 59 81
Philippe GATEAU
Tel. : 33 (1) 47 44 47 05
TOTAL S.A.
Capital 6 139 395 400 euros
542 051 180 R.C.S. Nanterre
www.total.com
Paris, February 15, 2006 — The Board of Directors of Total, chaired by CEO Thierry Desmarest, met on February 14, 2006 to review the fourth quarter 2005 results and to close the 2005 consolidated and parent company accounts.
Adjusted net income increased by 31% to 12,003 million euros (M€) compared to 2004. Commenting on the results, Thierry Desmarest said :
« Market conditions were favorable for the oil industry in 2005. In a context of continued demand growth, the tension on production capacity, aggravated by the effect of hurricanes in the Gulf of Mexico, raised oil prices and refining margins to high levels.
Total’s adjusted earnings per share increased by 35%, reflecting its ability to benefit from the stronger market environment, despite inflationary pressure from service companies. Total’s performance ranks among the best of the majors in terms of the increase in adjusted earnings per share and in terms of return on capital employed, which rose to 27% in 2005.
Continued exploration success, the launching of Yemen LNG and the acquisition of Deer Creek in Canada, among other things, have allowed us to increase the level of proved and probable reserves to 20 billion equivalent barrels at the end of 2005, which represents close to 22 years of production at the current rate.
The Group invested 13.9 billion dollars in 2005, a 26% increase compared to 2004. This represents a significant level of activity that we expect will continue at comparable levels from now through 2010 and should allow us mainly to increase production by close to 4% per year on average over the 2005-2010 period. It should also allow us to upgrade our refining system in Europe and the US to adapt to changes in the supply-demand balance as well as expand our petrochemical activities in Asia.»
● Total — consolidated accounts6

4Q05	4Q04%		in millions of euros	2005	2004	%

39,942	33,598	+19%	Sales	143,168	121,998	+17%

6,330	5,110	+24%	Adjusted operating income from business segments	23,669	17,217	+37%

5,000	3,428	+46%	• Upstream	18,421	12,844	+43%
1,083	1,213	-11%	• Downstream	3,899	3,235	+21%
247	469	-47%	• Chemicals	1,349	1,138	+19%

3,095	2,543	+22%	Net adjusted operating income from business segments	11,902	8,957	+33%

2,341	3,731	-37%	Net income (Group share)	12,273	10,868	+13%

3,052	2,635	+16%	Adjusted net income	12,003	9,131	+31%

5.20	4.39	+18%	Earnings per share (euros)	20.33	15.05	+35%

3,799	3,329	+14%	Investments	11,195	8,904	+26%

250	654	-62%	Divestments at selling price	1,088	1,192	-9%

3,171	3,822	-17%	Cash flow from operations	14,669	14,662	—

[6]	adjusted income (adjusted operating income, adjusted net operating income, adjusted net income) is defined as income using replacement cost, adjusted for special items and excluding Total’s equity share of amortization of intangibles related to the Sanofi-Aventis merger

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21
Catherine ENCK
Tel. 33 (1) 47 44 37 76
Patricia MARIE
Tel. 33 (1) 47 44 45 90
Paul FLOREN
Tel. : 33 (1) 47 44 45 91
Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49
Bertille ARON
Tel. : 33 (1) 47 44 67 12
Mary DWYER
Tel.: 33 (1) 47 44 21 19
Isabelle CABROL
Tel. : 33 (1) 47 44 64 24
Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55
Franklin BOITIER
Tel. : 33 (1) 47 44 59 81
Philippe GATEAU
Tel. : 33 (1) 47 44 47 05
TOTAL S.A.
Capital 6 139 395 400 euros
542 051 180 R.C.S. Nanterre
www.total.com
● Number of shares

4Q05	4Q04%		In millions	2005	2004	%

586.5	600.2	-2%	Fully-diluted weighted-average shares	590.5	606.6	-3%

● Market environment

4Q05	4Q04%			2005	2004	%

1.19	1.30	+9%*	US$($/€)	1.24	1.24	—

56.9	44.0	+29%	Brent ($/b)	54.5	38.3	+42%

45.5	42.4	+7%	European refining margins TRCV ($/t)	41.6	32.8	+27%

*	change in the dollar versus the euro
● Adjustments to operating income from business segments

4Q05	4Q04	in millions of euros	2005	2004

(400)	(901)	Impact of special items on operating income from business segments	(420)	(901)

(26)	(119)	• Restructuring charges	(26)	(119)
(238)	(681)	• Impairments	(249)	(681)
(136)	(101)	• Other	(145)	(101)

(914)	(419)	Pre-tax difference of FIFO vs. Replacement cost	1,265	719

(1,314)	(1,320)	Total adjustments affecting operating income from business segments	845	(182)

● Adjustments to net income (Group share)

4Q05	4Q04	in millions of euros		2005	2004

(193)	1,490	Impact of special items on net income (Group share)		(467)	1,345

(42)	2,399	•	Equity share of special items recorded by Sanofi-Aventis (includes the gain on dilution from the 2004 merger)	(207)	2,399
—	53	•	Gain on asset sales	—	53
(40)	(100)	•	Restructuring charges	(130)	(143)
(207)	(772)	•	Impairments	(215)	(772)
96	(90)	•	Other	85	(192)

(88)	(113)	Adjustment related to the Sanofi-Aventis merger* (share of amortization of intangible assets)		(335)	(113)

(430)	(281)	After-tax difference of FIFO vs. Replacement cost		1,072	505

(711)	1,096	Total adjustments affecting net income		270	1,737

*	based on 13% participation in Sanofi-Aventis at year-end 2004 and 2005

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21
Catherine ENCK
Tel. 33 (1) 47 44 37 76
Patricia MARIE
Tel. 33 (1) 47 44 45 90
Paul FLOREN
Tel. : 33 (1) 47 44 45 91
Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49
Bertille ARON
Tel. : 33 (1) 47 44 67 12
Mary DWYER
Tel.: 33 (1) 47 44 21 19
Isabelle CABROL
Tel. : 33 (1) 47 44 64 24
Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55
Franklin BOITIER
Tel. : 33 (1) 47 44 59 81
Philippe GATEAU
Tel. : 33 (1) 47 44 47 05
TOTAL S.A.
Capital 6 139 395 400 euros
542 051 180 R.C.S. Nanterre
www.total.com
Fourth quarter 2005 results
     > Operating income
Compared to the fourth quarter 2004, the fourth quarter 2005 oil market environment had sharply higher oil prices (Brent +29% to 56.9 $/b) as well as a more moderate increase in refining margins (TRCV European margins +7% to 45.5 $/t).
European petrochemical margins recovered from their third quarter lows but remained below the level of the fourth quarter 2004.
In this context, the adjusted operating income from business segments increased by 24% to 6,330 M€ in the fourth quarter 2005 from 5,110 M€ in the fourth quarter 2004.
Special items had a negative impact of 400 M€ on the fourth quarter 2005 operating income from business segments, primarily due to restructuring charges, impairments and provisions for environmental liabilities in the Chemicals segment, of which 300 M€ is related to Arkema.
In the fourth quarter 2004, special items affecting operating income from the business segments had a negative impact of 901 M€, consisting mainly of impairments of assets in the vinyl products and polyethylene activities in Europe.
Adjusted net operating income from the business segments increased by 22% to 3,095 M€ from 2,543 M€ in the fourth quarter 2004.
     > Net income
Adjusted net income, which excludes notably the after-tax inventory effect of -430 M€ in the fourth quarter 2005 and -281 M€ in the fourth quarter 2004, increased by 16% to 3,052 M€ in the fourth quarter 2005 from 2,635 M€ in the fourth quarter 2004.
The lower percentage increase in adjusted net income, relative to the increase in net adjusted operating income from the business segments, includes the effect of higher net cost of net debt and charges related to a stock offer reserved for employees7.
Special items had a negative impact of 193 M€ on the fourth quarter 2005. They included the after-tax effects of provisions, restructuring charges and impairments in the Chemicals segment, and -42 M€ for Total’s equity share of special items taken by Sanofi-Aventis.
In the fourth quarter 2004, special items had a net positive impact of 1,490 M€. They included primarily the gain on dilution related to the merger of Sanofi and Aventis, partially offset by negative impacts from the after-tax effect of special items affecting operating income and by impairments in the Upstream and Chemicals segments.
Net income8 was 2,341 M€ compared to 3,731 M€ in the fourth quarter 2004.
In the fourth quarter 2005, the Group bought back 2.63 million of its shares for 558 M€.
Adjusted earnings per share, based on 586.5 million fully-diluted weighted-average shares, rose to 5.20 euros in the fourth quarter 2005 from 4.39 euros in the fourth quarter 2004, an increase of 18%, which is a higher percentage increase than for the adjusted net income thanks to the accretive effect of share buybacks in 2005.
     > Investments
Investments rose to 3,799 M€ from 3,329 M€ in the fourth quarter 2004. The fourth quarter 2005 includes the acquisition of the remaining 18% of Deer Creek following the acquisition of 82% in the third quarter 2005.
Divestments in the fourth quarter 2005 were 250 M€.
     > Cash flow
Cash flow from operating activities was 3,171 M€ compared to 3,822 M€ in the fourth quarter 2004. Excluding changes in working capital adjusted for the pre-tax FIFO inventory effect, it increased by 18% to 4,459 M€.
Net cash flow9 was -378 M€ compared to 1,147 M€ in the fourth quarter 2004.

[7]	as required under IFRS

[8]	reported net income includes special items, after-tax inventory valuation effects and Total’s equity share of the amortization of intangibles related to the Sanofi-Aventis merger

[9]	net cash flow = cash flow from operating activities + divestments — investments

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21
Catherine ENCK
Tel. 33 (1) 47 44 37 76
Patricia MARIE
Tel. 33 (1) 47 44 45 90
Paul FLOREN
Tel. : 33 (1) 47 44 45 91
Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49
Bertille ARON
Tel. : 33 (1) 47 44 67 12
Mary DWYER
Tel.: 33 (1) 47 44 21 19
Isabelle CABROL
Tel. : 33 (1) 47 44 64 24
Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55
Franklin BOITIER
Tel. : 33 (1) 47 44 59 81
Philippe GATEAU
Tel. : 33 (1) 47 44 47 05
TOTAL S.A.
Capital 6 139 395 400 euros
542 051 180 R.C.S. Nanterre
www.total.com
● Full-year 2005 results
Consolidated sales increased by 17% to 143,168 M€ in 2005 from 121,998 M€ in 2004.
     > Operating income
Compared to 2004, the 2005 oil market environment was marked by strong increases in the oil price (+42% for Brent to 54.5 $/b) and refining margins (+27% for European TRCV margins to 41.6 $/t). The environment for Chemicals was generally more favorable in 2005 than in 2004.
In this context, adjusted operating income from the business segments increased by 37% to 23,669 M€ from 17,217 M€ in 2004.
Special items affecting operating income from the business segments had a negative impact of 420 M€10 in 2005 compared to a negative impact of 901 M€10 in 2004.
Adjusted net operating income from the business segments rose by 33% to 11,902 M€ from 8,957 M€ in 2004. The lower percentage increase relative to the increase in operating income was due primarily to a higher effective tax rate in 2005.
Expressed in dollars, the increase in adjusted net operating income from 2004 to 2005 was 3.7 B$ and can be analyzed as follows :
• 4.0 B$ related to the stronger oil, gas and Chemicals environments,
• - 0.25 B$ related to the effect of Gulf of Mexico hurricanes on the three segments.
The contribution of self-help programs was offset by higher costs in the Upstream and strikes in France.
     > Net income
Adjusted net income, which excludes after-tax inventory effects of 1,072 M€ in 2005 and 505 M€ in 2004, increased by 31% to 12,003 M€ in 2005 from 9,131 M€ in 2004.
Special items had a negative impact of 467 M€10 on 2005 net income and a positive impact of 1,345 M€10 on 2004 net income.
Reported net income11 rose to 12,273 M€ from 10,868 M€ in 2004.
In 2005, the Group bought back 18.3 million shares12, or nearly 3% of its capital, for 3,486 M€. In January 2006, the Group bought back 1.9 million shares for 421 M€.
At December 31, 2005 the number of fully-diluted shares was 586.0 million compared to 597.7 million a year earlier, representing a decrease of about 2%.
Adjusted earnings per share, based on 590.5 million fully-diluted weighted-average shares, rose to 20.33 euros in 2005 from 15.05 euros in 2004, an increase of 35%, which is a higher percentage increase than shown for the adjusted net income thanks to the accretive impact of the share buybacks.

[10]	special items are shown in the table on page 3

[11]	reported net income includes special items, the after-tax inventory valuation effects and Total’s equity share of the amortization of intangibles related to the Sanofi-Aventis merger

[12]	including 0.57 million shares which are reserved for share grants as per the decision of the Board on July 19, 2005

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21
Catherine ENCK
Tel. 33 (1) 47 44 37 76
Patricia MARIE
Tel. 33 (1) 47 44 45 90
Paul FLOREN
Tel. : 33 (1) 47 44 45 91
Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49
Bertille ARON
Tel. : 33 (1) 47 44 67 12
Mary DWYER
Tel.: 33 (1) 47 44 21 19
Isabelle CABROL
Tel. : 33 (1) 47 44 64 24
Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55
Franklin BOITIER
Tel. : 33 (1) 47 44 59 81
Philippe GATEAU
Tel. : 33 (1) 47 44 47 05
TOTAL S.A.
Capital 6 139 395 400 euros
542 051 180 R.C.S. Nanterre
www.total.com
     > Investments
In 2005, investments rose to 11,195 M€ from 8,904 M€ in 2004. Expressed in dollars, investments rose to 13.9 B$, a 26% increase compared to 2004, and included 1.8 B$ for targeted acquisitions, mainly Deer Creek in Canada for 1.4 B$.
Divestments in 2005 were 1,088 M€ and included the sale of 1.85% of Kashagan to KazMunaiGas and Total’s interest in Humber Power, the UK power generation company.
     > Cash flow
Cash flow from operating activities rose to 14,669 M€ from 14,662 M€ in 2004. Excluding changes in working capital adjusted for the pre-tax FIFO inventory effect, cash flow increased by 23% to 17,406 M€.
Net cash flow for the Group was 4,562 M€ in 2005 compared to 6,950 M€ in 2004.
The net-debt-to-equity ratio was 32% at December 31, 2005 compared to 25.6% at September 30, 2005 and 30.7% at December 31, 200413.

[13]	details of the calculation are available on page 17

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21
Catherine ENCK
Tel. 33 (1) 47 44 37 76
Patricia MARIE
Tel. 33 (1) 47 44 45 90
Paul FLOREN
Tel. : 33 (1) 47 44 45 91
Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49
Bertille ARON
Tel. : 33 (1) 47 44 67 12
Mary DWYER
Tel.: 33 (1) 47 44 21 19
Isabelle CABROL
Tel. : 33 (1) 47 44 64 24
Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55
Franklin BOITIER
Tel. : 33 (1) 47 44 59 81
Philippe GATEAU
Tel. : 33 (1) 47 44 47 05
TOTAL S.A.
Capital 6 139 395 400 euros
542 051 180 R.C.S. Nanterre
www.total.com
     ● Analysis of segment results
Upstream
     > Results

4Q05	4Q04%		in millions of euros	2005	2004	%

5,000	3,428	+46%	Adjusted operating income*	18,421	12,844	+43%

2,132	1,405	+52%	Adjusted net operating income*	8,029	5,859	+37%

2,521	2,269	+11%	Investments	8,111	6,202	+31%

141	322	-56%	Divestments at selling price	692	637	+9%

2,374	3,099	-23%	Cash flow from operating activities	10,111	10,347	-2%

*	adjustment detail included in the business segment information
Adjusted operating income from the Upstream segment increased by 46% to 5,000 M€ in the fourth quarter 2005 from 3,428 M€ in the same period of 2004.
The increase reflects essentially the benefits of higher hydrocarbon prices, for both liquids and gas, and the 9% appreciation of the dollar versus the euro, which were slightly offset by the impact of a decrease in production.
Adjusted net operating income for the Upstream segment rose to 2,132 M€ in the fourth quarter 2005, an increase of 52%. The higher percentage increase relative to the change in operating income reflects primarily the increase in equity income from affiliates while the effective tax rate was little changed across the two periods.
The 23% decrease in cash flow from Upstream operating activities reflected in part an increase in working capital in the fourth quarter 2005 that was due to the effect of sharply higher prices on gas marketing activities. Excluding changes in working capital, Upstream cash flow increased by 22%.
For the full year 2005, adjusted net operating income from the Upstream segment increased by 37% to 8,029 M€ from 5,859 M€ in 2004.
Expressed in dollars, the increase in adjusted net operating income from the Upstream segment was 2.7 B$. The estimated 3 B$ benefit from the stronger oil and gas market environment was partially offset by the estimated -0.2 B$ impact of lower production, excluding the price effect, that was essentially due to hurricanes in the Gulf of Mexico, and by other factors, including higher costs, estimated at -0.1 B$.
Technical costs (FAS 69 consolidated subsidiaries only) were 8.5 $/boe in 2005 compared to 8.0 $/boe in 2004.

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21
Catherine ENCK
Tel. 33 (1) 47 44 37 76
Patricia MARIE
Tel. 33 (1) 47 44 45 90
Paul FLOREN
Tel. : 33 (1) 47 44 45 91
Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49
Bertille ARON
Tel. : 33 (1) 47 44 67 12
Mary DWYER
Tel.: 33 (1) 47 44 21 19
Isabelle CABROL
Tel. : 33 (1) 47 44 64 24
Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55
Franklin BOITIER
Tel. : 33 (1) 47 44 59 81
Philippe GATEAU
Tel. : 33 (1) 47 44 47 05
TOTAL S.A.
Capital 6 139 395 400 euros
542 051 180 R.C.S. Nanterre
www.total.com
     > Production

4Q05	4Q04%		Hydrocarbon production	2005	2004	%

2,463	2,628	-6%	Combined production (kboe/d)	2,489	2,585	-4%

1,592	1,684	-5%	• Liquids (kb/b)	1,621	1,695	-4%
4,896	5,323	-8%	• Gas (Mcfd)	4,780	4,894	-2%

Hydrocarbon production was 2,463 thousand equivalent barrels per day (kboe/d) in the fourth quarter 2005 compared to 2,628 kboe/d in the fourth quarter 2004, representing a decline of 6%.
About half of this decline is due to the negative impact on entitlement volumes linked to higher prices in the fourth quarter 2005 versus the fourth quarter 2004 (« price effect »).
Excluding the price effect, production was lower mainly due to shutdowns in the North Sea, France and Congo. Progressive start-ups of Ekofisk Area Growth in Norway and Bonga in Nigeria made only a small contribution to fourth quarter 2005 production.
For the full year, production declined by 3.7% in 2005 compared to 2004. Adjusted for the price effect and excluding the impact of the hurricanes in the Gulf of Mexico, the Group’s hydrocarbon production remained stable in 2005. Production growth mainly from Venezuela, Libya, Indonesia, Trinidad and Argentina were offset by decreases in the North Sea (notably due to the decommissioning of Frigg) and Syria.
     > Liquids and gas price realizations

4Q05	4Q04%		Liquids and gas price*	2005	2004	%

54.5	40.6	+34%	Average liquids price ($/b)	51.0	36.3	+40%

5.68	4.24	+34%	Average gas price ($/Mbtu)	4.77	3.74	+28%

*	consolidated subsidiaries, excluding fixed margin and buy-back contracts
The average realized liquids price increased by 34% in the fourth quarter 2005 compared to the fourth quarter 2004, while the benchmark Brent price rose by 29%. The stronger increase in Total’s liquids price was due primarily to the increased contribution of the Sincor upgrader in Venezuela, which was debottlenecked in the fourth quarter 2004.
For the year 2005, the increase in the average realized price for liquids was globally in line with the increase in the price of Brent, reflecting the high quality and price sensitivity of Total’s liquids production. Realized gas prices increased in all producing areas, gradually benefiting from the positive effects of high crude oil prices on long-term gas contracts, notably in Europe.

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21
Catherine ENCK
Tel. 33 (1) 47 44 37 76
Patricia MARIE
Tel. 33 (1) 47 44 45 90
Paul FLOREN
Tel. : 33 (1) 47 44 45 91
Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49
Bertille ARON
Tel. : 33 (1) 47 44 67 12
Mary DWYER
Tel.: 33 (1) 47 44 21 19
Isabelle CABROL
Tel. : 33 (1) 47 44 64 24
Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55
Franklin BOITIER
Tel. : 33 (1) 47 44 59 81
Philippe GATEAU
Tel. : 33 (1) 47 44 47 05
TOTAL S.A.
Capital 6 139 395 400 euros
542 051 180 R.C.S. Nanterre
www.total.com
     > Year-end 2005 reserves

Reserves at December 31	2005	2004	%

Hydrocarbon reserves (Mboe)	11,106	11,148	—

• Liquids (Mb)	6,592	7,003	-6%
• Gas (Bcf)	24,750	22,785	+9%

Proved reserves, calculated according to SEC rules, were 11,106 Mboe at December 31, 2005, representing 12.2 years of production at the current rate. Using year-end prices (Brent at 58.2 $/b), as required by the SEC, for the calculation had a negative impact on proved reserves estimated at 0.2 Bboe.
The reserve replacement rate14 for the 2003-2005 period, based on SEC rules, was 97% for the Group (consolidated subsidiaries and equity affiliates). For 2005, the rate was 95%.
Excluding the impact of changing prices (Brent constant at 40 $/b), the Group’s reserve replacement rate would be 118% for the 2003-2005 period and 120% for 2005.
At year-end 2005, Total had a solid and diversified portfolio of proved and probable reserves representing 20 Bboe, or close to 22 years of production at the current rate15.
     > Highlights since the start of the fourth quarter 2005
Total continued to expand its acreage by securing an exploration block in Libya and four offshore licenses in the Norwegian North Sea.
Notable exploration successes included two discoveries in one month on Libya’s Block NC-186 (Total 24%), an oil discovery in Yemen in the East Shabwa Development Area (Total-operated, 28.6%), and in the ultra-deep Angolan offshore a successful confirmation of the Gengibre discovery on Block 32 (Total-operated, 30%). The recent announcement of the fifth discovery, Mostarda-1, adds to the potential of Block 32.
Total recently agreed to take a 50% interest in the Victoria discovery on the PL211 license in Norway and, at the same time, to reduce its interest in Tyrihans on the PL073 license from 26.51% to 21.51%.
Several projects started up recently : the first wells on the Ekofisk Area Growth project (Total 39.9%, 100 kboe/d plateau) and Kristin (Total 6%, 220 kboe/d plateau) in Norway, Bonga (Total 12.5%, more than 200 kb/d plateau) in Nigeria, Forvie North (Total 100%, 20 kboe/d plateau) in the UK, and the Belize field, the first step in developing BBLT on Block 14 (Total 20%, 200 kb/d plateau) in Angola.
Total has repositioned its US portfolio. In December 2005, Total sold its interests in four onshore fields in South Texas that represented about 100 Mcfd of production in exchange for a 17% interest in the Tahiti field in the deep Gulf of Mexico. The Tahiti field is expected to start up in 2008 and reach a plateau of 125 kb/d and 70 Mcfd. More recently, Total announced the sale of its remaining onshore fields in East Texas and Mississippi.
Total finalized the acquisition of the remaining shares of Deer Creek, which owns 84% of the Joslyn field in the Athabasca region of Canada.

[14]	change in reserves excluding production (i.e. revisions + discoveries, extensions + acquisitions — sales) / production for the period

[15]	limited to proved and probable reserves covered by E&P contracts on fields that have been drilled and for which technical studies have demonstrated economic development in a 40 $/b Brent environment, including the portion of heavy oil in the Joslyn field developed by mining

2, place de la Coupole
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92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21
Catherine ENCK
Tel. 33 (1) 47 44 37 76
Patricia MARIE
Tel. 33 (1) 47 44 45 90
Paul FLOREN
Tel. : 33 (1) 47 44 45 91
Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49
Bertille ARON
Tel. : 33 (1) 47 44 67 12
Mary DWYER
Tel.: 33 (1) 47 44 21 19
Isabelle CABROL
Tel. : 33 (1) 47 44 64 24
Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55
Franklin BOITIER
Tel. : 33 (1) 47 44 59 81
Philippe GATEAU
Tel. : 33 (1) 47 44 47 05
TOTAL S.A.
Capital 6 139 395 400 euros
542 051 180 R.C.S. Nanterre
www.total.com
Downstream
     > Results

4Q05	4Q04%		in millions of euros	2005	2004	%

1,083	1,213	-11%	Adjusted operating income*	3,899	3,235	+21%

799	838	-5%	Net adjusted operating income*	2,916	2,331	+25%

710	724	-2%	Investments	1,779	1,675	+6%

80	73	+10%	Divestments at selling price	204	200	+2%

211	260	-19%	Cash flow from operating activities	2,723	3,269	-17%

*	adjustment detail included in the business segment information
Adjusted operating income from the Downstream segment in the fourth quarter 2005 was 1,083 M€, a decrease of 11% compared to the fourth quarter 2004.
The environment for refining was volatile in the fourth quarter 2005, with margins spiking to historic highs in October in the wake of the Gulf of Mexico hurricanes but then falling sharply afterwards. European TRCV margins were slightly higher in the fourth quarter 2005 than in the fourth quarter 2004.
In addition, the combination of the hurricane-related shutdown of the Port Arthur refinery and the strike at Normandy while margins were very high had a strong negative impact on results.
Downstream results benefited from ongoing self-help programs.
Adjusted net operating income from the Downstream segment was 799 M€ in the fourth quarter 2005 compared to 838 M€ in the fourth quarter 2004, a decrease of 5%.
Cash flow from Downstream operating activities suffered due a sharp increase in working capital in the fourth quarter 2005.
For the full year 2005, adjusted net operating income from the Downstream segment rose to 2,916 M€ from 2,331 M€ in 2004, an increase of 25%.
Expressed in dollars, the increase in adjusted net operating income from the Downstream segment was 0.7 B$. The stronger Downstream environment had a positive impact estimated at 0.8 B$. Self-help programs contributed about 0.15 B$ but this contribution was more than offset by an estimated -0.25 B$ for the combined impact of strikes in France and Hurricane Rita in the US.

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21
Catherine ENCK
Tel. 33 (1) 47 44 37 76
Patricia MARIE
Tel. 33 (1) 47 44 45 90
Paul FLOREN
Tel. : 33 (1) 47 44 45 91
Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49
Bertille ARON
Tel. : 33 (1) 47 44 67 12
Mary DWYER
Tel.: 33 (1) 47 44 21 19
Isabelle CABROL
Tel. : 33 (1) 47 44 64 24
Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55
Franklin BOITIER
Tel. : 33 (1) 47 44 59 81
Philippe GATEAU
Tel. : 33 (1) 47 44 47 05
TOTAL S.A.
Capital 6 139 395 400 euros
542 051 180 R.C.S. Nanterre
www.total.com
     > Refinery throughput

4Q05	4Q04%		Refinery throughput (kb/d)	2005	2004	%

2,420	2,485	-3%	Total refinery throughput*	2,410	2,496	-3%

928	951	-2%	• France	939	995	-6%
1,204	1,202	—	• Rest of Europe*	1,158	1,188	-3%
288	332	-13%	• Rest of world	313	313	—

*	includes share of Cepsa
Refinery throughput was 2,420 kb/d in the fourth quarter 2005, a 3% decrease compared to the fourth quarter 2004. The refinery utilization rate was 89%.
The decrease was due essentially to the impacts of the strike at the Normandy refinery and the shutdown of the Port Arthur refinery after Hurricane Rita.
For the full year 2005, refinery throughput declined by 3% to 2,410 kb/d from 2,496 kb/d in 2004. The refinery utilization rate was 88% in 2005. Excluding the impacts of the strikes in France and Hurricane Rita in the US, the refinery utilization rate was 91% in 2005, 1% below the rate for 2004 due to a larger program of major turnarounds.
There are fewer major turnarounds scheduled for 2006.
     > Highlights since the start of the fourth quarter 2005
Total finalized the agreements to sell its 18% interest in the Reichstett refinery in France and to increase its share in the Rome refinery in Italy. Total’s interest in the Rome refinery has been increased to 71.9%.
On December 11, 2005, explosions occurred at the Buncefield fuel depot in the UK, the cause of which are still undetermined.

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21
Catherine ENCK
Tel. 33 (1) 47 44 37 76
Patricia MARIE
Tel. 33 (1) 47 44 45 90
Paul FLOREN
Tel. : 33 (1) 47 44 45 91
Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49
Bertille ARON
Tel. : 33 (1) 47 44 67 12
Mary DWYER
Tel.: 33 (1) 47 44 21 19
Isabelle CABROL
Tel. : 33 (1) 47 44 64 24
Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55
Franklin BOITIER
Tel. : 33 (1) 47 44 59 81
Philippe GATEAU
Tel. : 33 (1) 47 44 47 05
TOTAL S.A.
Capital 6 139 395 400 euros
542 051 180 R.C.S. Nanterre
www.total.com
●Chemicals
  > Results

4Q05	4Q04%		in millions of euros	2005	2004	%

5,671	5,245	+8%	Sales	22,326	20,042	+11%

2,641	2,429	+9%	• Base chemicals	10,245	8,864	+16%
1,653	1,534	+8%	• Specialties	6,520	6,015	+8%
1,377	1,280	+8%	• Arkema	5,561	5,156	+8%
—	2	ns	• Corporate Chemicals	—	7	ns

247	469	-47%	Adjusted operating income*	1,349	1,138	+19%

100	275	-64%	• Base chemicals	579	505	+15%
144	120	+20%	• Specialties	548	499	+10%
17	74	-77%	• Arkema	233	119	+96%
(14)	—	ns	• Corporate Chemicals	(11)	15	ns

164	300	-45%	Net adjusted operating income*	957	767	+25%

437	304	+44%	Investments	1,115	949	+17%

			Divestments
29	54	-46%	at selling price	59	122	-52%

161	338	-52%	Cash flow from operating activities**	946	600	+58%

*	adjustment detail included in the business segment information

**	includes disbursements related to the Toulouse-AZF reserve of 77 M€ in 2005 and 316 M€ in 2004
Adjusted operating income decreased by 47% to 247 M€ in the fourth quarter 2005 from 469 M€ in the fourth quarter 2004.
Fourth quarter 2005 petrochemical margins in Europe were below the level of the fourth quarter 2004 but above the level of the third quarter 2005. In addition to the margin effect, operating income for the Base chemicals sector were negatively affected by the shutdowns of the Port Arthur steamcracker (related to hurricanes) and the Gonfreville cracker (related to its 5-year turnaround).
Specialties performed well.
Arkema’s results include the negative impact of charges related to the preparation of the spin-off, which is planned for the first half 2006.
Adjusted net operating income from the Chemicals segment was 164 M€ in the fourth quarter 2005 compared to 300 M€ for the fourth quarter 2004.
For the full year 2005, adjusted net operating income from the Chemicals segment rose to 957 M€ from 767 M€ in 2004, an increase of 25%.
> Highlights since the start of the fourth Quarter 2005
Samsung-Total Petrochemicals (Total 50%) launched a major project to expand its site in Daesan, South Korea, by 2008 that will increase the capacity of its cracker to 850 kt/y (+30%) and add production capacity for styrene and polypropylene.
Bostik, a Total subsidiary specializing in adhesives, acquired two companies, Laybond (United Kingdom) and Global Brands (Philippines) to strengthen its market share.
Arkema continued to reorganize in advance of the planned spin-off with an effective date of May 18, 2006.

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21
Catherine ENCK
Tel. 33 (1) 47 44 37 76
Patricia MARIE
Tel. 33 (1) 47 44 45 90
Paul FLOREN
Tel. : 33 (1) 47 44 45 91
Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49
Bertille ARON
Tel. : 33 (1) 47 44 67 12
Mary DWYER
Tel.: 33 (1) 47 44 21 19
Isabelle CABROL
Tel. : 33 (1) 47 44 64 24
Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55
Franklin BOITIER
Tel. : 33 (1) 47 44 59 81
Philippe GATEAU
Tel. : 33 (1) 47 44 47 05
TOTAL S.A.
Capital 6 139 395 400 euros
542 051 180 R.C.S. Nanterre
www.total.com
● Total S.A. parent company accounts, proposed dividend and stock split
The parent company, Total S.A., reported net earnings of 4,143 M€ in 2005 compared to 3,443 M€ in 2004. The Board of Directors, after closing the accounts, decided to propose at the May 12, 2006 Annual Meeting a dividend of 6.48 euros per share for 2005, a 20% increase compared to 2004.
The pay-out ratio for Total in 2005, based on adjusted net income, would be 32%.
Taking into account the interim dividend of 3 euros per share paid on November 24, 2005, the remaining 3.48 euros of the 2005 dividend will be paid on May 18, 2006.
The Board of Directors intends to propose at the May 12, 2006 Annual Meeting a four-for-one stock split for the 10 euro nominal value shares, effective May 18, 2006. Contingent upon splitting the Total shares, the company will split its American Depositary Receipts (ADRs) two-for-one, such that one ADR will then correspond to one share.
● Summary and outlook
The return on average capital employed (ROACE16) for the Group was 27% in 2005 (30% for the business segments), at the level of the best in the industry. Profitability increased in 2005 for all business segments17 :
•	Upstream ROACE increased to 40% from 36% in 2004.

•	Downstream ROACE increased to 28% from 25%.

•	Chemicals ROACE increased to 11% from 9%. Excluding Arkema, it increased to 12% in 2005 from 11% in 2004.
Return on equity rose to 35% in 2005 from 33% in 2004.
In the Upstream, Total is pursuing a strategy of profitable growth that should translate into production growth of close to 4% per year on average between 2005 and 201018. This growth will be particularly significant in Africa, where the growth rate is expected to be 7% per year on average through 201018. Beyond 2010 the portfolio of projects offers strong visibility, notably thanks to continued exploration success over the past years and to new giant gas and heavy oil projects.
In the Downstream, the contribution of new conversion and desulphurization projects combined with ongoing productivity programs should allow the segment to achieve a ROACE of 20% by 2010 and increase cash flow from operating activities by 0.9 B€ per year in an environment of 25 $/t19 European refining margins (TRCV).
In petrochemicals, Total’s objective is to continue to increase its polymers production, particularly in Asia and the Middle East while reducing its fixed cost per unit. The Chemicals segment continues to target a ROACE of 12% at mid-cycle by 2010.
As for renewable energies, in a new step forward in the wind energy business, Total has been selected to build the largest onshore wind farm project in France in the Aveyron region. The 90 MW project is expected to start up in 2008. In addition, the Group expects a five-fold increase in the production of its photovoltaic cells and plans to build a new solar panel factory in Toulouse.
Implementing the Group’s growth strategy depends on a sustained investment program. Using a €/$ exchange rate of 1.20, the 2006 Capex budget is about 13.5 B$, including 10 B$ for the Upstream segment20. Over the period 2006-2010 investments should remain relatively stable.
The net-debt-to-equity ratio for the Group is targeted to remain at around 25% to 30%.

[16]	adjusted net operating income divided by average replacement cost capital employed

[17]	details of the calculation are available on page 18

[18]	based on 40 $/b Brent

[19]	approx. average TRCV over the past five years

[20]	excluding acquisitions

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21
Catherine ENCK
Tel. 33 (1) 47 44 37 76
Patricia MARIE
Tel. 33 (1) 47 44 45 90
Paul FLOREN
Tel. : 33 (1) 47 44 45 91
Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49
Bertille ARON
Tel. : 33 (1) 47 44 67 12
Mary DWYER
Tel.: 33 (1) 47 44 21 19
Isabelle CABROL
Tel. : 33 (1) 47 44 64 24
Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55
Franklin BOITIER
Tel. : 33 (1) 47 44 59 81
Philippe GATEAU
Tel. : 33 (1) 47 44 47 05
TOTAL S.A.
Capital 6 139 395 400 euros
542 051 180 R.C.S. Nanterre
www.total.com
Total intends to pursue a dynamic dividend policy. Cash flow remaining after investments and the payment of the dividend will be available for share buybacks.
The 2006-2007 period will be notable for the size and number of major Upstream project start-ups, including among them Dalia, BBLT and Rosa in Angola, Dolphin in Qatar, Surmont and Joslyn in Canada as well as the start-up of the hydrocracker at the Normandy refinery. The contribution of these start-ups will be significant by the end of 2006.
During 2006, Total expects to rebalance its Chemicals portfolio by spinning off Arkema, which is one of the proposals shareholders will vote on at the May 12 Annual Meeting.
Since the start of 2006, the oil market environment has remained globally favorable, with high oil and gas prices but with European refining margins significantly below fourth quarter 2005 levels.
♦ ♦ ♦
To listen to an English translation the presentation to financial analysts by CEO Thierry Desmarest and senior management today at 11:00 (Paris time) please visit the Group’s website www.total.com or call +44 (0) 207 162 0025 in Europe or 1 334 323 6201 in the United States (code: Total). For a replay, access the website or call +44 207 031 4064 in Europe or 1 954 355 0342 (code: 690 023).There will be a presentation in English to analysts in London tomorrow at 12:30 (London time) that can be accessed using the same call-in numbers.
This document may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to the financial condition, results of operations, business, strategy and plans of Total. Such statements are based on a number of assumptions that could ultimately prove inaccurate, and are subject to a number of risk factors, including currency fluctuations, the price of petroleum products, the ability to realize cost reductions and operating efficiencies without unduly disrupting business operations, environmental regulatory considerations and general economic and business conditions. Total does not assume any obligation to update publicly any forward-looking statement, whether as a result of new information, future events or otherwise. Further information on factors which could affect the company’s financial results is provided in documents filed by the Group and its affiliates with the French Autorité des Marchés Financiers and the US Securities and Exchange Commission.
The business segment information is presented in accordance with the Group internal reporting system used by the Chief operating decision maker to measure performance and allocate resources internally. Due to their particular nature or significance, certain transactions qualified as “special items” are monitored at the Group level and excluded from the business segment figures. In general, special items relate to transactions that are significant, infrequent or unusual. However, in certain instances, certain transactions such as restructuring costs or assets disposals, which are not considered to be representative of normal course of business, may be qualified as special items although they may have occurred within prior years or are likely to recur within following years.
In accordance with IAS 2, the Group values inventories of crude oil and petroleum products in the financial statements in accordance with the FIFO (First in, First out) method and other inventories using the weighted-average cost method. However, in the note setting forth information by business segment, the Group continues to present the results for the Downstream segment according to the replacement cost method and those of the Chemicals segment according to the LIFO (Last in, First out) method in order to ensure the comparability of the Group’s results with those of its main competitors, notably from North America. The inventory valuation effect is the difference between the results according to the FIFO method and the results according to the replacement cost or LIFO method.
In this framework, performance measures such as adjusted operating income, adjusted net operating income and adjusted net income are defined as incomes using replacement cost, adjusted for special items and excluding Total’s equity share of the amortization of intangibles related to the Sanofi-Aventis merger. They are meant to facilitate the analysis of the financial performance and the comparison of income between periods.
Cautionary Note to U.S. Investors — The United States Securities and Exchange Commission permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. We use certain terms in this presentation, such as “proved and probable reserves”, that the SEC’s guidelines strictly prohibit us from including in filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20F, File N° 1-10888, available from us at 2, place de la Coupole — La Défense 6 — 92078 Paris la Défense cedex — France. You can also obtain this form from the SEC by calling 1-800-SEC-0330.

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21
Catherine ENCK
Tel. 33 (1) 47 44 37 76
Patricia MARIE
Tel. 33 (1) 47 44 45 90
Paul FLOREN
Tel. : 33 (1) 47 44 45 91
Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49
Bertille ARON
Tel. : 33 (1) 47 44 67 12
Mary DWYER
Tel.: 33 (1) 47 44 21 19
Isabelle CABROL
Tel. : 33 (1) 47 44 64 24
Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55
Franklin BOITIER
Tel. : 33 (1) 47 44 59 81
Philippe GATEAU
Tel. : 33 (1) 47 44 47 05
TOTAL S.A.
Capital 6 139 395 400 euros
542 051 180 R.C.S. Nanterre
www.total.com
Operating information by segment
Fourth quarter and full-year 2005
● Upstream

			Combined production by region
4T05	4T04%		(kboe/d)	2005	2004	%

759	858	-12%	Europe	770	832	-7%
756	840	-10%	Africa	776	813	-5%
33	37	-11%	North America	41	61	-33%
247	255	-3%	Far East	248	245	+1%
410	442	-7%	Middle East	398	412	-3%
249	187	+33%	South America	247	213	+16%
9	9	—	Rest of world	9	9	—

2,463	2,628	-6%	Total	2,489	2,585	-4%

4Q05	4Q04%		Liquids production by region (kb/d)	2005	2004	%

381	442	-14%	Europe	390	424	-8%
678	720	-6%	Africa	696	730	-5%
3	2	+50%	North America	9	16	-44%
26	29	-10%	Far East	29	31	-6%
359	382	-6%	Middle East	346	357	-3%
137	100	+37%	South America	143	128	+12%
8	9	-11%	Rest of world	8	9	-11%

1,592	1,684	-5%	Total	1,621	1,695	-4%

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21
Catherine ENCK
Tel. 33 (1) 47 44 37 76
Patricia MARIE
Tel. 33 (1) 47 44 45 90
Paul FLOREN
Tel. : 33 (1) 47 44 45 91
Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49
Bertille ARON
Tel. : 33 (1) 47 44 67 12
Mary DWYER
Tel.: 33 (1) 47 44 21 19
Isabelle CABROL
Tel. : 33 (1) 47 44 64 24
Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55
Franklin BOITIER
Tel. : 33 (1) 47 44 59 81
Philippe GATEAU
Tel. : 33 (1) 47 44 47 05
TOTAL S.A.
Capital 6 139 395 400 euros
542 051 180 R.C.S. Nanterre
www.total.com

4Q05	4Q04%		Gas production by region (Mcfd)	2005	2004	%

2,048	2,267	-10%	Europe	2,063	2,218	-7%
412	640	-36%	Africa	422	444	-5%
156	181	-14%	North America	174	241	-28%
1,366	1,394	-2%	Far East	1,254	1,224	+2%
274	324	-15%	Middle East	279	293	-5%
638	517	+23%	South America	586	474	+24%
2	—	ns	Rest of world	2	—	Ns

4,896	5,323	-8%	Production total	4,780	4,894	-2%

● Downstream

			Refined product sales by region
4Q05	4Q04%		(kb/d)*	2005	2004	%

2,912	2,555	+14%	Europe	2,742	2,693	+2%
337	339	-1%	Africa	336	306	+10%
571	559	+2%	Americas	623	605	+3%
208	189	+10%	Rest of world	184	167	+10%

4,028	3,642	+11%	Total*	3,885	3,771	+3%

*	includes equity share in Cepsa and trading

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21
Catherine ENCK
Tel. 33 (1) 47 44 37 76
Patricia MARIE
Tel. 33 (1) 47 44 45 90
Paul FLOREN
Tel. : 33 (1) 47 44 45 91
Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49
Bertille ARON
Tel. : 33 (1) 47 44 67 12
Mary DWYER
Tel.: 33 (1) 47 44 21 19
Isabelle CABROL
Tel. : 33 (1) 47 44 64 24
Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55
Franklin BOITIER
Tel. : 33 (1) 47 44 59 81
Philippe GATEAU
Tel. : 33 (1) 47 44 47 05
TOTAL S.A.
Capital 6 139 395 400 euros
542 051 180 R.C.S. Nanterre
www.total.com
2006 Sensitivities

			Impact on operating	Impact on net
	Scenario	Change	results(e)	operating results(e)

€/ $	1.20 $/€	+0.1 € per $	+1.6 B€	+0.8 B€

Brent	40-50 $/b	+1 $/b	+0.41 B€	+0.17 B€

European refining margins TRCV	25 $/t	+1 $/t	+0.09 B€	+0.06 B€

Net-debt-to-equity ratio

in millions of euros	12/31/2005	9/30/2005	12/31/2004

Current borrowings	3,920	12,856	3,614
Net Current financial instruments	(301)	(806)	(134)
Non-current financial debt	13,793	13,377	11,289
Hedging instruments of non-current debt	(477)	(599)	(1,516)
Cash and cash equivalents	(4,318)	(14,989)	(3,860)

Net debt	12,617	9,839	9,393

Shareholders’ equity	40,645	39,725	31,608
Accrued dividend payable*	(2,006)	(2,362)	(1,778)
MMPS	—	—	147
Minority interests	838	1,015	663

Equity	39,477	38,378	30,640

Net-debt-to-equity ratio	32.0%	25.6%	30.7%

*	theoretical distribution of a dividend equal to 6.48 €/share, less the interim dividend of 1,746 M€ paid in November 2005

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21
Catherine ENCK
Tel. 33 (1) 47 44 37 76
Patricia MARIE
Tel. 33 (1) 47 44 45 90
Paul FLOREN
Tel. : 33 (1) 47 44 45 91
Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49
Bertille ARON
Tel. : 33 (1) 47 44 67 12
Mary DWYER
Tel.: 33 (1) 47 44 21 19
Isabelle CABROL
Tel. : 33 (1) 47 44 64 24
Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55
Franklin BOITIER
Tel. : 33 (1) 47 44 59 81
Philippe GATEAU
Tel. : 33 (1) 47 44 47 05
TOTAL S.A.
Capital 6 139 395 400 euros
542 051 180 R.C.S. Nanterre
www.total.com
Return on average capital employed in 2005

in millions of euros	Upstream	Downstream	Chemicals**	Segments	Group

Adjusted net operating income	8,029	2,916	957	11,902	12,576
Capital employed 31/12/2004*	16,280	9,654	8,263	34,197	40,372
Capital employed 31/12/2005*	23,522	11,421	9,120	44,063	51,576

ROACE	40.3%	27.7%	11.0%	30.4%	27.4%

*	at replacement cost (excluding after-tax inventory effect)

**	Capital employed for Chemicals reduced for the Toulouse-AZF reserve in the amount of 110 M€ pre-tax at 12/31/2004 and 133 M€ pre-tax at 12/31/2005
Return on average capital employed in 2004

in millions of euros	Upstream	Downstream	Chemicals**	Segments	Group

Adjusted net operating income	5,859	2,331	767	8,957	9,520
Capital employed 31/12/2003*	16,596	9,055	8,714	34,365	38,313
Capital employed 31/12/2004*	16,280	9,654	8,263	34,197	40,372

ROACE	35.6%	24.9%	9.0%	26.1%	24.2%

*	at replacement cost

**	Capital employed for Chemicals reduced for the Toulouse-AZF reserve in the amount of 276 M€ pre-tax at 12/31/2003 and 110 M€ pre-tax at 12/31/2004

CONSOLIDATED STATEMENT OF INCOME
Total

				For the year	For the year
4th quarter	4th quarter			ended	ended
2005	2004			December 31,	December 31,
(unaudited)	(unaudited)		Amounts in millions of euros (1)	2005	2004

39,942	33,598		Sales	143,168	121,998
(5,047)	(3,958)		Excise taxes	(20,550)	(21,517)
34,895	29,640		Revenues from sales	122,618	100,481

(22,691)	(18,699)		Purchases, net of inventory variation	(72,565)	(58,556)
(5,612)	(5,200)		Other operating expenses	(20,164)	(19,103)
(154)	(151)		Unsuccessful exploration costs	(431)	(414)
(1,635)	(1,896)		Depreciation, depletion, and amortization of tangible assets and leasehold rights	(5,411)	(5,722)

			Operating income
(213)	(96)		Corporate	(467)	(349)
5,016	3,790		Business segments *	24,514	17,035

4,803	3,694		Total operating income	24,047	16,686

104	2,993		Other income	177	3,139
(520)	(655)		Other expense	(762)	(1,197)

(382)	(202)		Financial interest on debt	(1,257)	(737)
285	141		Financial income from marketable securities and cash equivalents	943	572
(97)	(61)		Cost of net debt	(314)	(165)

101	52		Other financial income	405	333
(67)	(77)		Other financial expense	(269)	(235)
(2,170)	(2,203)		Income taxes	(11,825)	(8,570)
287	75		Equity in income (loss) of affiliates	1,184	1,158

2,441	3,818		Consolidated net income	12,643	11,149

2,341	3,731		Group share **	12,273	10,868
100	87		Minority interests and dividends on subsidiaries’ redeemable preferred shares	370	281

4.03	6.24		Earnings per share (euros)	20.91	17.99

3.99	6.22		Diluted earnings per share (euros) ***	20.78	17.92

6,330	5,110	*	Adjusted operating income from business segments	23,669	17,217

3,095	2,543		Adjusted net operating income from business segments	11,902	8,957

3,052	2,635	**	Adjusted net income	12,003	9,131

5.20	4.39	***	Adjusted diluted earnings per share (euros)	20.33	15.05

(1)	Except for earnings per share

CONSOLIDATED BALANCE SHEET
Total

	Amounts in millions of euros
	December 31, 2005	September 30, 2005	December 31, 2004
		(unaudited)

ASSETS

NON-CURRENT ASSETS
Intangible assets,net	4,384	4,305	3,176
Property, plant and equipment, net	40,568	39,264	34,906
Equity affiliates: investments and loans	12,652	12,167	10,680
Other investments	1,516	1,302	1,198
Hedging instruments of non-current financial debt	477	599	1,516
Other non-current assets	2,794	1,905	2,351

Total non-current assets	62,391	59,542	53,827

CURRENT ASSETS
Inventories, net	12,690	12,951	9,264
Accounts receivable, net	19,612	17,740	14,025
Prepaid expenses and other current assets	6,799	6,295	5,314
Current financial instruments	334	908	477
Cash and cash equivalents	4,318	14,989	3,860

Total current assets	43,753	52,883	32,940

TOTAL ASSETS	106,144	112,425	86,767

LIABILITIES & SHAREHOLDERS’ EQUITY

SHAREHOLDERS’ EQUITY
Common shares	6,151	6,226	6,350
Paid-in surplus and retained earnings	37,504	37,882	31,717
Cumulative translation adjustment	1,421	998	(1,429)
Treasury shares	(4,431)	(5,381)	(5,030)

SHAREHOLDERS’ EQUITY — GROUP SHARE	40,645	39,725	31,608

Minority interests and subsidiaries’ redeemable preferred shares	838	1,015	810

TOTAL SHAREHOLDERS’ EQUITY	41,483	40,740	32,418

NON-CURRENT LIABILITIES
Deferred income taxes	6,976	7,653	6,402
Employee benefits	3,413	3,574	3,607
Other non-current liabilities	7,051	6,589	6,274

Total non-current liabilities	17,440	17,816	16,283

Non-current financial debt	13,793	13,377	11,289

CURRENT LIABILITIES
Accounts payable	16,406	13,473	11,672
Other creditors and accrued liabilities	13,069	14,061	11,148
Current borrowings	3,920	12,856	3,614
Current financial instruments	33	102	343

Total current liabilities	33,428	40,492	26,777

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	106,144	112,425	86,767

CONSOLIDATED STATEMENT OF CASH FLOW
Total

			For the year	For the year
4th quarter	4th quarter		ended	ended
2005	2004		December 31,	December 31,
(unaudited)	(unaudited)	Amounts in millions of euros	2005	2004

		CASH FLOW FROM OPERATING ACTIVITIES

2,441	3,818	Consolidated net income	12,643	11,149

1,737	2,261	Depreciation, depletion, and amortization	5,652	6,268

(555)	296	Non-current liabilities, valuation allowances, and deferred taxes	515	715
(23)	(181)	Impact of coverage of pension benefit plans	(23)	(181)
154	151	Unsuccessful exploration costs	431	414
(26)	(2,997)	(Gains)/Losses on sales of assets	(99)	(3,139)
(261)	(21)	Undistributed affiliates’ equity earnings	(596)	(583)
78	27	Other changes, net	148	272

3,545	3,354	Cash flow from operating activities before changes in working capital	18,671	14,915
(374)	468	(Increase)/Decrease in operating assets and liabilities	(4,002)	(253)

3,171	3,822	CASH FLOW FROM OPERATING ACTIVITIES (1)	14,669	14,662

		CASH FLOW USED IN INVESTING ACTIVITIES

(2,808)	(2,807)	Intangible assets and property, plant and equipment additions	(8,482)	(7,403)
(143)	(136)	Exploration costs directly charged to expenses	(366)	(374)
(213)	(94)	Acquisitions of subsidiaries, net of cash acquired	(1,116)	(131)
(146)	(101)	Investments in equity affiliates and other securities	(280)	(209)
(489)	(191)	Increase in non-current loans	(951)	(787)

(3,799)	(3,329)	Total expenditures	(11,195)	(8,904)
49	54	Proceeds from sale of intangible assets and property, plant and equipment	274	225
—	—	Proceeds from sale of subsidiaries, net of cash sold	11	1
23	359	Proceeds from sale of non-current investments	135	408
178	241	Repayment of non-current loans	668	558

250	654	Total divestitures	1,088	1,192

(3,549)	(2,675)	CASH FLOW USED IN INVESTING ACTIVITIES	(10,107)	(7,712)

		CASH FLOW USED IN FINANCING ACTIVITIES

		Issuance/(repayment) of shares:
8	—	Parent company’s shareholders	17	371
(515)	(991)	Treasury shares	(3,189)	(3,554)
4	44	Minority shareholders	83	162
—	(241)	Subsidiaries’ redeemable preferred shares	(156)	(241)
		Cash dividends paid:
(1,745)	(1,440)	- Parent company’s shareholders	(3,510)	(4,293)
(85)	(62)	- Minority shareholders	(237)	(207)
643	549	Net issuance/(repayment) of long-term debt	2,878	2,249
(8,384)	(7,384)	Increase/(decrease) in current borrowings	(951)	(2,195)
—	(4)	Other changes, net	(1)	(6)

(10,074)	(9,529)	CASH FLOW USED IN FINANCING ACTIVITIES	(5,066)	(7,714)

(10,452)	(8,382)	Net increase/(decrease) in cash and cash equivalents	(504)	(764)
(219)	(299)	Effect of exchange rates and changes in reporting entity	962	(236)
14,989	12,541	Cash and cash equivalents at the beginning of the period	3,860	4,860

4,318	3,860	CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	4,318	3,860

(1)	Including payments relating to the Toulouse AZF plant explosion, offset by a long-term liability write-back of 12 million euros for the fourth quarter 2005, 77 million euros for the year ended December 31, 2005.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
Total

			Paid-in					Subsidiaries'
			surplus and	Cumulative				redeemable
	Common shares issued		retained	translation	Treasury shares		Shareholders'	preferred	Minority	Total
(Amounts in millions of euros)	Number	Amount	earnings	adjustment	Number	Amount	equity	shares	interests	equity

As of January 1, 2004 (French GAAP)	649,118,236	6,491	30,408	(3,268)	(26,256,899)	(3,225)	30,406	396	664	31,466

IFRS adjustments	—	—	(3,048)	3,268	(10,855,206)	(1,388)	(1,168)	—	19	(1,149)

As of January 1, 2004 (IFRS)	649,118,236	6,491	27,360	—	(37,112,105)	(4,613)	29,238	396	683	30,317

Net Income 2004	—	—	10,868	—	—	—	10,868	6	275	11,149

Items recognized directly in equity	—	—	29	(1,429)	—	—	(1,400)	(14)	(88)	(1,502)

Total excluding transactions with shareholders	—	—	10,897	(1,429)	—	—	9,468	(8)	187	9,647

Cash dividend	—	—	(4,293)	—	—	—	(4,293)	—	(207)	(4,500)

Issuance of common shares	5,770,804	58	478	—	—	—	536	—	—	536

Purchase of treasury shares	—	—	—	—	(22,550,000)	(3,554)	(3,554)	—	—	(3,554)

Sale of treasury shares (1)	—	—	14	—	715,686	61	75	—	—	75

Repayment of subsidiaries’ redeemable preferred shares	—	—	—	—	—	—	—	(241)	—	(241)

Share-based payments	—	—	138	—	—	—	138	—	—	138

Transactions with shareholders	5,770,804	58	(3,663)	—	(21,834,314)	(3,493)	(7,098)	(241)	(207)	(7,546)

Cancellation of repurchased shares	(19,873,932)	(199)	(2,877)	—	19,873,932	3,076	—	—	—	—

As of December 31, 2004	635,015,108	6,350	31,717	(1,429)	(39,072,487)	(5,030)	31,608	147	663	32,418

Net Income 2005	—	—	12,273	—	—	—	12,273	1	369	12,643

Items recognized directly in equity	—	—	418	2,850	—	—	3,268	8	43	3,319

Total excluding transactions with shareholders	—	—	12,691	2,850	—	—	15,541	9	412	15,962

Cash dividend	—	—	(3,510)	—	—	—	(3,510)	—	(237)	(3,747)

Issuance of common shares	1,176,756	12	88	—	—	—	100	—	—	100

Purchase of treasury shares	—	—	—	—	(18,318,500)	(3,485)	(3,485)	—	—	(3,485)

Sale of treasury shares (1)	—	—	34	—	2,066,087	226	260	—	—	260

Repayment of subsidiaries’ redeemable preferred shares	—	—	—	—	—	—	—	(156)	—	(156)

Share-based payments	—	—	131	—	—	—	131	—	—	131

Transactions with shareholders	1,176,756	12	(3,257)	—	(16,252,413)	(3,259)	(6,504)	(156)	(237)	(6,897)

Cancellation of repurchased shares	(21,075,568)	(211)	(3,647)	—	21,075,568	3,858	—	—	—	—

As of December 31, 2005	615,116,296	6,151	37,504	1,421	(34,249,332)	(4,431)	40,645	—	838	41,483

(1)	Treasury shares related to stock option purchase plans

BUSINESS SEGMENT INFORMATION
Total
(unaudited)

	Amounts in millions of euros
4th quarter 2005	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	6,808	27,463	5,671	—		39,942
Intersegment sales	5,203	1,158	242	62	(6,665)	—
Excise taxes	—	(5,047)	—	—	—	(5,047)

Revenues from sales	12,011	23,574	5,913	62	(6,665)	34,895

Operating expenses	(6,091)	(23,127)	(5,638)	(266)	6,665	(28,457)
Depreciation, depletion, and amortization of tangible assets and leasehold rights	(920)	(280)	(426)	(9)		(1,635)

Operating income	5,000	167	(151)	(213)		4,803

Equity in income (loss) of affiliates and other items	194	128	(536)	119		(95)
Tax on net operating income	(3,062)	71	113	677		(2,201)

Net operating income	2,132	366	(574)	583		2,507

Net cost of net debt						(66)
Minority interests and dividends on subsidiaries’ redeemable preferred shares						(100)

Net income						2,341

4th quarter 2005
(adjustments) (*)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales
Intersegment sales
Excise taxes

Revenues from sales

Operating expenses	—	(916)	(148)	—		(1,064)
Depreciation, depletion, and amortization of tangible assets and leasehold rights	—	—	(250)	—		(250)

Operating income (1)	—	(916)	(398)	—		(1,314)

Equity in income (loss) of affiliates and other items (2)	—	28	(535)	(131)		(638)
Tax on net operating income	—	455	195	590		1,240

Net operating income (1)	—	(433)	(738)	459		(712)

Net cost of net debt						—
Minority interests and dividends on subsidiaries’ redeemable preferred shares						1

Net income						(711)

(* )	Adjustments include special items, inventory valuation effect and equity share of amortization of intangible assets related to the Sanofi-Aventis merger

(1)	Of which inventory valuation effect
	On operating income	—	(916)	2	—
	On net operating income	—	(433)	2	—
(2)	Of which equity share of amortization of intangible assets related to the Sanofi-Aventis merger	—	—	—	(88)

4th quarter 2005
(adjusted)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	6,808	27,463	5,671	—		39,942
Intersegment sales	5,203	1,158	242	62	(6,665)	—
Excise taxes	—	(5,047)	—	—	—	(5,047)

Revenues from sales	12,011	23,574	5,913	62	(6,665)	34,895

Operating expenses	(6,091)	(22,211)	(5,490)	(266)	6,665	(27,393)
Depreciation, depletion, and amortization of tangible assets and leasehold rights	(920)	(280)	(176)	(9)		(1,385)

Operating income	5,000	1,083	247	(213)		6,117

Equity in income (loss) of affiliates and other items	194	100	(1)	250		543
Tax on net operating income	(3,062)	(384)	(82)	87		(3,441)

Net operating income	2,132	799	164	124		3,219

Net cost of net debt						(66)
Minority interests and dividends on subsidiaries’ redeemable preferred shares						(101)

Net income						3,052

4th quarter 2005	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Total expenditures	2,521	710	437	131	—	3,799
Divestitures at sale price	141	80	29	—	—	250
Cash flow from operating activities (3)	2,374	211	161	425	—	3,171

(3)	In the Chemicals segment, this figure amounts to 173 million euros excluding an amount of 12 million euros paid relating to the Toulouse AZF plant explosion.

BUSINESS SEGMENT INFORMATION
Total
(unaudited)

	Amounts in millions of euros
4th quarter 2004	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	4,184	24,171	5,245	(2)		33,598
Intersegment sales	3,792	802	188	55	(4,837)	—
Excise taxes	—	(3,958)	—	—		(3,958)

Revenues from sales	7,976	21,015	5,433	53	(4,837)	29,640

Operating expenses	(3,804)	(20,026)	(4,913)	(144)	4,837	(24,050)
Depreciation, depletion, and amortization of tangible assets and leasehold rights	(744)	(309)	(838)	(5)		(1,896)

Operating income	3,428	680	(318)	(96)		3,694

Equity in income (loss) of affiliates and other items	(246)	(30)	(311)	2,975		2,388
Tax on net operating income	(1,925)	(197)	151	(247)		(2,218)

Net operating income	1,257	453	(478)	2,632		3,864

Net cost of net debt						(46)
Minority interests and dividends on subsidiaries’ redeemable preferred shares						(87)

Net income						3,731

4th quarter 2004
(adjustments) (*)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales
Intersegment sales
Excise taxes

Revenues from sales

Operating expenses	—	(499)	(140)	—		(639)
Depreciation, depletion, and amortization of tangible assets and leasehold rights	—	(34)	(647)	—		(681)

Operating income (1)	—	(533)	(787)	—		(1,320)

Equity in income (loss) of affiliates and other items (2)	(172)	(32)	(279)	2,805		2,322
Tax on net operating income	24	180	288	(392)		100

Net operating income (1)	(148)	(385)	(778)	2,413		1,102

Net cost of net debt						—
Minority interests and dividends on subsidiaries’ redeemable preferred shares						(6)

Net income						1,096

(* )	Adjustments include special items, inventory valuation effect and equity share of amortization of intangible assets related to the Sanofi-Aventis merger

(1)	Of which inventory valuation effect
	On operating income	—	(449)	30	—
	On net operating income	—	(307)	24	—
(2)	Of which equity share of amortization of intangible assets related to the Sanofi-Aventis merger	—	—	—	(114)

4th quarter 2004
(adjusted)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	4,184	24,171	5,245	(2)		33,598
Intersegment sales	3,792	802	188	55	(4,837)	—
Excise taxes	—	(3,958)	—	—		(3,958)

Revenues from sales	7,976	21,015	5,433	53	(4,837)	29,640

Operating expenses	(3,804)	(19,527)	(4,773)	(144)	4,837	(23,411)
Depreciation, depletion, and amortization of tangible assets and leasehold rights	(744)	(275)	(191)	(5)		(1,215)

Operating income	3,428	1,213	469	(96)		5,014

Equity in income (loss) of affiliates and other items	(74)	2	(32)	170		66
Tax on net operating income	(1,949)	(377)	(137)	145		(2,318)

Net operating income	1,405	838	300	219		2,762

Net cost of net debt						(46)
Minority interests and dividends on subsidiaries’ redeemable preferred shares						(81)

Net income						2,635

4th quarter 2004	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Total expenditures	2,269	724	304	32		3,329
Divestitures at sale price	322	73	54	205		654
Cash flow from operating activities (3)	3,099	260	338	125		3,822

(3)	In the Chemicals segment, this figure amounts to 367 million euros excluding an amount of 29 million euros paid relating to the Toulouse AZF plant explosion.

BUSINESS SEGMENT INFORMATION
Total

	Amounts in millions of euros
For the year ended 31 December, 2005	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	20,888	99,934	22,326	20		143,168
Intersegment sales	19,139	4,293	1,153	170	(24,755)	—
Excise taxes	—	(20,550)	—	—		(20,550)

Revenues from sales	40,027	83,677	23,479	190	(24,755)	122,618

Operating expenses	(18,275)	(77,517)	(21,499)	(624)	24,755	(93,160)
Depreciation, depletion, and amortization of tangible assets and leasehold rights	(3,331)	(1,064)	(983)	(33)		(5,411)

Operating income	18,421	5,096	997	(467)	—	24,047

Equity in income (loss) of affiliates and other items	587	422	(641)	367		735
Tax on net operating income	(10,979)	(1,570)	(198)	819		(11,928)

Net operating income	8,029	3,948	158	719		12,854

Net cost of net debt						(211)
Minority interests and dividends on subsidiaries’ redeemable preferred shares						(370)

Net income						12,273

For the year ended 31 December, 2005
(adjustments) (*)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales
Intersegment sales
Excise taxes

Revenues from sales

Operating expenses	—	1,197	(91)	—		1,106
Depreciation, depletion, and amortization of tangible assets and leasehold rights	—	—	(261)	—		(261)

Operating income (1)	—	1,197	(352)	—		845

Equity in income (loss) of affiliates and other items (2)	—	76	(674)	(545)		(1,143)
Tax on net operating income	—	(241)	227	590		576

Net operating income (1)	—	1,032	(799)	45		278

Net cost of net debt						—
Minority interests and dividends on subsidiaries’ redeemable preferred shares						(8)

Net income						270

(* )	Adjustments include special items, inventory valuation effect and equity share of amortization of intangible assets related to the Sanofi-Aventis merger

(1)	Of which inventory valuation effect
	On operating income	—	1,197	68	—
	On net operating income	—	1,032	50	—
(2)	Of which equity share of amortization of intangible assets related to the Sanofi-Aventis merger	—	—	—	(337)

For the year ended 31 December, 2005
(adjusted)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	20,888	99,934	22,326	20		143,168
Intersegment sales	19,139	4,293	1,153	170	(24,755)	—
Excise taxes	—	(20,550)	—	—		(20,550)

Revenues from sales	40,027	83,677	23,479	190	(24,755)	122,618

Operating expenses	(18,275)	(78,714)	(21,408)	(624)	24,755	(94,266)
Depreciation, depletion, and amortization of tangible assets and leasehold rights	(3,331)	(1,064)	(722)	(33)		(5,150)

Operating income	18,421	3,899	1,349	(467)		23,202

Equity in income (loss) of affiliates and other items	587	346	33	912		1,878
Tax on net operating income	(10,979)	(1,329)	(425)	229		(12,504)

Net operating income	8,029	2,916	957	674		12,576

Net cost of net debt						(211)
Minority interests and dividends on subsidiaries’ redeemable preferred shares						(362)

Net income						12,003

For the year ended 31 December, 2005	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Total expenditures	8,111	1,779	1,115	190		11,195
Divestitures at sale price	692	204	59	133		1,088
Cash flow from operating activities (3)	10,111	2,723	946	889		14,669

(3)	In the Chemicals segment, this figure amounts to 1,023 million euros excluding an amount of 77 million euros paid relating to the Toulouse AZF plant explosion.

BUSINESS SEGMENT INFORMATION
Total

	Amounts in millions of euros
For the year ended 31 December, 2004	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	15,037	86,896	20,042	23		121,998
Intersegment sales	14,208	2,836	699	183	(17,926)	—
Excise taxes	—	(21,517)	—	—		(21,517)

Revenues from sales	29,245	68,215	20,741	206	(17,926)	100,481

Operating expenses	(13,213)	(63,524)	(18,738)	(524)	17,926	(78,073)
Depreciation, depletion, and amortization of tangible assets and leasehold rights	(3,188)	(1,053)	(1,450)	(31)		(5,722)

Operating income	12,844	3,638	553	(349)		16,686

Equity in income (loss) of affiliates and other items	148	95	(522)	3,477		3,198
Tax on net operating income	(7,281)	(1,131)	(53)	(152)		(8,617)

Net operating income	5,711	2,602	(22)	2,976		11,267

Net cost of net debt						(118)
Minority interests and dividends on subsidiaries’ redeemable preferred shares						(281)

Net income						10,868

For the year ended 31 December, 2004
(adjustments) (*)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales
Intersegment sales
Excise taxes

Revenues from sales

Operating expenses	—	437	62	—		499
Depreciation, depletion, and amortization of tangible assets and leasehold rights	—	(34)	(647)	—		(681)

Operating income (1)	—	403	(585)	—		(182)

Equity in income (loss) of affiliates and other items (2)	(172)	(3)	(499)	2,805		2,131
Tax on net operating income	24	(129)	295	(392)		(202)

Net operating income (1)	(148)	271	(789)	2,413		1,747

Net cost of net debt						—
Minority interests and dividends on subsidiaries’ redeemable preferred shares						(10)

Net income						1,737

(*) Adjustments include special items, inventory valuation effect and equity share of amortization of intangible assets related to the Sanofi-Aventis merger

(1) Of which inventory valuation effect
On operating income	—	487	232	—
On net operating income	—	349	157	—

(2) Of which equity share of amortization of intangible assets related to the Sanofi-Aventis merger	—	—	—	(114)

For the year ended 31 December, 2004
(adjusted)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	15,037	86,896	20,042	23		121,998
Intersegment sales	14,208	2,836	699	183	(17,926)	—
Excise taxes	—	(21,517)	—	—		(21,517)

Revenues from sales	29,245	68,215	20,741	206	(17,926)	100,481

Operating expenses	(13,213)	(63,961)	(18,800)	(524)	17,926	(78,572)
Depreciation, depletion, and amortization of tangible assets and leasehold rights	(3,188)	(1,019)	(803)	(31)		(5,041)

Operating income	12,844	3,235	1,138	(349)		16,868

Equity in income (loss) of affiliates and other items	320	98	(23)	672		1,067
Tax on net operating income	(7,305)	(1,002)	(348)	240		(8,415)

Net operating income	5,859	2,331	767	563		9,520

Net cost of net debt						(118)
Minority interests and dividends on subsidiaries’ redeemable preferred shares						(271)

Net income						9,131

For the year ended 31 December, 2004	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Total expenditures	6,202	1,675	949	78		8,904
Divestitures at sale price	637	200	122	233		1,192
Cash flow from operating activities (3)	10,347	3,269	600	446		14,662

(3)	In the Chemicals segment, this figure amounts to 916 million euros excluding an amount of 316 million euros paid relating to the Toulouse AZF plant explosion.

CONSOLIDATED STATEMENT OF INCOME (Impact of adjustments)
Total

				For the year ended
	For the year ended December 31, 2005			December 31,
				2004
			Consolidated
Amounts in millions of euros	Adjusted	Adjustments	statement of income	Adjusted

Sales	143,168	—	143,168	121,998
Excise taxes	(20,550)	—	(20,550)	(21,517)
Revenues from sales	122,618	—	122,618	100,481

Purchases, net of inventory variation	(73,830)	1,265	(72,565)	(59,274)
Other operating expenses	(20,005)	(159)	(20,164)	(18,884)
Unsuccessful exploration costs	(431)	—	(431)	(414)
Depreciation, depletion, and amortization of tangible assets and leasehold rights	(5,150)	(261)	(5,411)	(5,041)

Operating income			—	—
Corporate	(467)	—	(467)	(349)
Business segments	23,669	845	24,514	17,217

Total operating income	23,202	845	24,047	16,868

Other income	177	—	177	105
Other expense	(83)	(679)	(762)	(557)
Financial interest on debt	(1,257)	—	(1,257)	(737)
Financial income from marketable securities and cash equivalents	943	—	943	572
Cost of net debt	(314)	—	(314)	(165)

Other financial income	405	—	405	333
Other financial expense	(269)	—	(269)	(235)
Income taxes	(12,401)	576	(11,825)	(8,368)
Equity in income (loss) of affiliates	1,648	(464)	1,184	1,421

Consolidated net income	12,365	278	12,643	9,402

Group share	12,003	270	12,273	9,131
Minority interests and dividends on subsidiaries’ redeemable preferred shares	362	8	370	271

	4th quarter 2005			4th quarter 2004
	(unaudited)			(unaudited)
			Consolidated
Amounts in millions of euros	Adjusted	Adjustments	statement of income	Adjusted

Sales	39,942	—	39,942	33,598
Excise taxes	(5,047)	—	(5,047)	(3,958)
Revenues from sales	34,895	—	34,895	29,640

Purchases, net of inventory variation	(21,777)	(914)	(22,691)	(18,279)
Other operating expenses	(5,462)	(150)	(5,612)	(4,981)
Unsuccessful exploration costs	(154)	—	(154)	(151)
Depreciation, depletion, and amortization of tangible assets and leasehold rights	(1,385)	(250)	(1,635)	(1,215)

Operating income				—
Corporate	(213)	—	(213)	(96)
Business segments	6,330	(1,314)	5,016	5,110

Total operating income	6,117	(1,314)	4,803	5,014

Other income	104	—	104	(41)
Other expense	15	(535)	(520)	(235)
Financial expense on debt	(382)	—	(382)	(202)
Financial income from marketable securities and cash equivalents	285	—	285	141
Cost of net debt	(97)	—	(97)	(61)

Other financial income	101	—	101	52
Other financial expense	(67)	—	(67)	(77)
Income taxes	(3,410)	1,240	(2,170)	(2,303)
Equity in income (loss) of affiliates	390	(103)	287	367

Consolidated net income	3,153	(712)	2,441	2,716

Group share	3,052	(711)	2,341	2,635
Minority interests and dividends on subsidiaries’ redeemable preferred shares	101	(1)	100	81